Cover Letter to Offer to Purchase and Letter of Transmittal

Exhibit A

Cover Letter to Offer to Purchase and Letter of Transmittal

If You Do Not Want to Sell Any of Your Interest at This Time,

Please Disregard This Notice.

This Is Solely Notification of the Fund’s Tender Offer.

April 16, 2008

Dear Morgan Stanley Institutional Fund of Hedge Funds LP Limited Partner:

We are writing to inform you of important dates relating to a tender offer by Morgan Stanley Institutional Fund of Hedge Funds LP (the “Fund”). If you are not interested in tendering any of your limited partner interest in the Fund (the “Interest”) for purchase by the Fund at this time, please disregard this notice and take no action.

The tender offer period will begin on April 16, 2008. While tenders of Interests may be withdrawn until 12:00 midnight, Eastern time, on June 27, 2008, tenders of Interests must be submitted no later than May 16, 2008. The purpose of the tender offer is to provide liquidity to limited partners in the Fund. Interests may be presented to the Fund for purchase only by tendering them during one of the Fund’s announced tender offers.

Should you wish to tender any of your Interest for purchase by the Fund during this tender offer period please complete and return the enclosed Letter of Transmittal in the enclosed envelope no later than May 16, 2008. If you do not wish to sell any of your Interest, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ALL OR ANY PORTION OF YOUR INTEREST AT THIS TIME.

All tenders of Interests must be received by the Fund, either by mail or by fax, in good order no later than May 16, 2008.

If we may be of further assistance, please contact us by calling one of our dedicated account representatives at (610) 260-7600, Monday through Friday (except holidays), from 9:00 a.m. to 5:00 p.m., Eastern time.

Sincerely,

Morgan Stanley Institutional Fund of Hedge Funds LP

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